SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

04046998

File No. 82-34775

December 15, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated November 17, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated November 25, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated November 26, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated December 1, 2004 (Attached hereto as Exhibit A-4)
(5) Press release dated December 2, 2004 (Attached hereto as Exhibit A-5)
(6) Press release dated December 2, 2004 (Attached hereto as Exhibit A-6)
(7) Press release dated December 2, 2004 (Attached hereto as Exhibit A-7)
(8) Press release dated December 10, 2004 (Attached hereto as Exhibit A-8)

B. Japanese Language Documents

(1) Press release dated November 17, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated November 25, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated November 26, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated December 1, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated December 2, 2004
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated December 2, 2004
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated December 2, 2004
(English Translation attached hereto as Exhibit B-7, the same as A-7)
(8) Press release dated December 10, 2004
(English Translation attached hereto as Exhibit B-8, the same as A-8)

dlw 1/4

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

Exhibit A

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Provides DIP Financing to Discount Store KIMURAYA

Tokyo (Wednesday, November 17, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it has established 2 billion yen of Debtor-in Possession (DIP) financing for KIMURAYA Co., Ltd. ("Kimuraya"), a discount store chain in the Tokyo area. Currently under bankruptcy protection, Kimuraya will use the funds to continue operations through the upcoming year-end and holiday shopping season.

Kimuraya filed for bankruptcy protection with the Tokyo District Court under the Corporate Rehabilitation Law on September 13, 2004. Shinsei Bank was assigned as a financial advisor and is assisting with the sponsor selection process. More than ten companies made bids to be Kimuraya's sponsor, and Shinsei Bank has narrowed down the candidates to several companies. By providing DIP financing, Shinsei Bank is also supporting Kimuraya's revitalization efforts in its funding.

Shinsei Bank established its Corporate Business Solution Sub-Group in March 2003 to help corporations with business rehabilitation needs. Leveraging the Bank's healthy balance sheet, this group provides a diverse range of financial solutions to support customers like Kimuraya to revitalize their businesses and bring them out of legal bankruptcy.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Exhibit A -2

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)
Rakuten Securities, Inc.

Agreement Between Shinsei Bank and Rakuten Securities Toward Alliance for Securities Brokerage Agent Business

Tokyo (Thursday, November 25, 2004) – Shinsei Bank, Limited ("Shinsei Bank") and Rakuten Securities, Inc. ("Rakuten Securities") announced today that the two firms reached an agreement to start negotiations toward an alliance for securities brokerage agent business, which banks will be allowed to enter from December 2004.

1. Background

Shinsei Bank has developed and is offering a new type of retail banking products and services, unconstrained by conventional banking practices. Rakuten Securities has built up a strong position in the online brokerage market, as a member of the Rakuten Group, which has successfully developed a new business model based on Internet services.
Shinsei Bank and Rakuten Securities, based on similar corporate philosophies to provide customer-focused products and services and management styles emphasizing speed and flexibility, will develop services to meet Shinsei Bank customers' needs for stock trading.

2. Planned Service Offering

Shinsei Bank and Rakuten Securities will work toward developing a stock trading capability for Shinsei Bank *PowerFlex* account holders through the Shinsei *PowerDirect* Internet banking service. The highlights of this service are as follows:

(1) Opening Rakuten Securities account through Shinsei *PowerDirect* without visiting branches
(2) Easy and smooth stock transactions, such as placing buy/sell orders and inquiring balances, through Shinsei *PowerDirect*
(3) Credit and debit of funds through Shinsei *PowerFlex* savings account

The Shinsei *PowerFlex* account provides various financial products including Yen and foreign currency deposits and mutual funds. With the new stock trading capability, *PowerFlex* customers will be able to have more investment choices. Shinsei Bank and Rakuten Securities target to deliver the new service after January 2005 following a definitive agreement.

Shinsei Bank, Limited

Restarted as a new bank in March 2000, Shinsei Bank has focused on the investment banking and retail banking businesses to diversify and stabilize revenue streams while improving asset quality and strengthening financial fundamentals.
Since June 2001, Shinsei Bank has provided new retail banking services based on channels including the Internet, ATM, Call Center and Financial Centers (branches). The innovative banking services and financial products such as 24x7 free-of-charge ATM service and business hours until 7 p.m. on weekdays have received positive response from customers, and as a result, the Bank's retail customer base has reached over one million accounts in three years.

Rakuten Securities Inc.

Rakuten Securities was launched in March 1999 as the first Internet-only securities firm at Japan. It became a member of the Rakuten Group in November 2003. It is ranked the third for market trading amount among Internet-only securities firms, and has about 207,000 accounts as of October 2004.
The number of products is the most among Internet-only securities firms. Products include Chinese stocks, U.S. stocks, foreign-exchange transactions with guaranty money deposited, Nikkei 225 index futures, options, covered warrants, IPOs, mutual funds, entertainment investment as well as Japanese stocks and margin trading.
The above services are offered via the Web, mobile phone and call center. The exclusive PC software, "Market Speed", is the top real-time trading tools among Internet-only securities firms and used by more than 50,000 people.

******

Exhibit A-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Revision of Annual Forecast of Aplus, Consolidated Subsidiary of Shinsei Bank

Tokyo (Friday, November 26, 2004) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, today announced its revised annual forecast for fiscal 2004 ending March 31, 2005 along with its interim financial results for the six month period ended September 30, 2004.

The revision of the annual forecast and the interim results are summarized in English as follows:

Aplus' forecast for FY2004 (consolidated)

	After revision	Before revision(※)
Revenue	97.5 billion yen	108.0 billion yen
Ordinary income	5.0 billion yen	4.5 billion yen
Net income (loss)	(261.7) billion yen	2.5 billion yen

(※) previously announced on May 21, 2004.

Aplus' forecast for FY2004 (non-consolidated)

	After revision	Before revision(※)
Revenue	97.0 billion yen	107.5 billion yen
Ordinary income	4.5 billion yen	3.5 billion yen
Net income (loss)	(261.8) billion yen	1.8 billion yen

(※) previously announced on May 21, 2004.

These revisions reflect a series of business and accounting actions Aplus took after it announced business and capital alliance with Shinsei Bank on September 3, 2004. The actions includes disposition of non-core businesses, accounting changes in revenue recognition, increased credit reserves and re-evaluation of fixed assets. Aplus had announced these actions on September 3, 27 and November 5, 2004.

Aplus' consolidated interim results for six month period ended September 30, 2004 (with comparison)

Income statements

(Billions of yen)

	Interim FY2004 4/2004-9/2004 (Six months)	Interim FY2003 4/2003-9/2003 (Six months)	FY2003 4/2003-3/2004 (Twelve months)
Revenue	48.714	53.198	107.095
Business income	1.612	1.761	3.438
Ordinary income	1.761	1.958	3.908
Net income (loss)	(264.768)	0.605	1.483

Balance sheets

(Billions of yen)

	9/2004	9/2003	3/2004
Total assets	1,662.546	1,854.014	1,841.947
Shareholders' equity	(180.990)	50.311	50.752

Cash flows

(Billions of yen)

	Interim FY2004 4/2004-9/2004 (Six months)	Interim FY2003 4/2003-9/2003 (Six months)	FY2003 4/2003-3/2004 (Twelve months)
Cash flows from operating activities	64.738	52.528	57.520
Cash flows from investing activities	5.223	(3.242)	(7.295)
Cash flows from financing activities	17.028	(28.721)	(56.615)
Cash at end of period	173.816	113.921	86.825

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit A - 4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, December 1, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective December 1, 2004:

1. Organizational Changes in the Finance Group
   (1) The Financial and Regulatory Accounting Division has been renamed to the Regulatory Accounting Division. The Financial Accounting Division has been newly created to take over the financial accounting function of the former Financial and Regulatory Accounting Division.
   (2) The Investor Planning Division has been renamed to the Financial Projects Division.

2. Effective Date
   December 1, 2004

Exhibit A-5

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces 3rd Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Thursday, December 2, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced that at a meeting held today, its Board of Directors approved the third issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Japanese Commercial Code at the fourth Annual General Meeting of Shareholders held on June 24, 2004. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	December 10, 2004
2.	Total number of Stock Acquisition Rights to be issued:	25 Stock Acquisition Rights (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	25,000 common shares of Shinsei Bank
4.	Issue price of stock options:	Free of charge
5.	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on December 10, 2004
6.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on December 10, 2004
7.	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on December 10, 2004) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.
8.	Number of people to whom Stock Acquisition Rights are offered and their details:	1 employee of Shinsei Bank
9.	Exercise period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004

(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Exhibit A-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Interim Dividend Payment for FY2004

Tokyo (Thursday, December 2, 2004) --- Shinsei Bank, Limited. ("Shinsei Bank") announced that its Board of Directors meeting held on December 2, 2004, today, approved the resolution of interim dividend payment for FY2004 ending March 31, 2005. The details are as follows:

Shinsei Bank will pay interim dividends to its stockholders or pledges who are registered or recorded on the list of shareholders as of September 30, 2004.
Non-consolidated net income for the 1st half of FY2004 was ¥37.3 billion.

1. Interim dividend (Reference)

	1st half of FY2004		1st half of FY2003	Full year FY2003
	Interim dividend (Per share)	Interim dividend (Total amount)	Interim dividend (Per share)	Annual dividend (Per share)
Class A preferred shares	6.50 yen	484,432,000 yen	6.50 yen	13.00 yen
Class B preferred shares	2.42 yen	1,452,000,000 yen	2.42 yen	4.84 yen
Common shares	1.29 yen	1,752,508,732 yen	1.11 yen	2.22 yen

2. The effective date of a payment claim and the starting date of interim dividend payment
   Friday, December 10, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Exhibit A-7

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Make Preliminary Nomination of New CEO Candidate

Tokyo (Thursday, December 2, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced that the Board of Directors agreed to recommend Thierry Porté to be Shinsei Bank's new President and CEO, and Masamoto Yashiro to be their new Chairman of the Board at the board meeting held on December 1, 2004 (New York Time). These management changes are subject to approval by the Board at a board meeting scheduled to be held after the forthcoming annual general meeting of shareholders in late June 2005 (the "Next Annual Shareholders Meeting").

Shinsei Bank also announced that its Nomination Committee held on the same day prior to the board meeting made preliminary nominations of some of director candidates as a part of the proposal to the Next Annual Shareholders Meeting. Details of the changes are as follows:

	[New Title]	[Current Title]
Masamoto Yashiro	Director, Chairman of the Board (Note)	Director, Representative Statutory Executive Officer, Chairman and President, Chief Executive Officer
Thierry Porté	Director, Representative Statutory Executive Officer, President, Chief Executive Officer (Note)	Director, Representative Statutory Executive Officer, Vice Chairman

(Note) The appointment of the both will be subject to a resolution at the Next Annual Shareholders Meeting as Directors. Their new titles will need to be approved at the first meeting of the Board of Directors to be held after the Next Annual Shareholders Meeting.

"Thierry Porté has very good knowledge and experience in Japanese businesses and will no doubt contribute to the further improvement of Shinsei Bank's performance through rigorous pursuit of Shinsei's strategies, " said Masamoto Yashiro, Chairman, President and CEO of Shinsei Bank. "I am confident that he will grow Shinsei Bank further with his strong leadership."

Masamoto Yashiro will resign as the Representative Statutory Executive Officer, President and CEO at the end of the first meeting of the Board of Directors which will be held after the Next Annual Shareholders Meeting. He will remain as a director and Chairman of the Board of Shinsei Bank.

To clarify the segregation between management and its supervision, the "Chairman of the Board" will be designated to preside at meetings of the Board of Directors. The proposal for a partial revision of the Articles of Incorporation to that effect will be submitted to the Next Annual Shareholders Meeting.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Personal History

Name	Thierry Porté
Date of birth	June 28, 1957
Education	June 1978
	Graduated from *magna cum laude* , Economics,
	Harvard College
	June 1982
	Received M.B.A from Harvard Business School,
	with high distinction

Professional Career

September 1979	Joined Morgan Stanley, New York
January 1991	Managing Director, Morgan Stanley
September 1995	President, Morgan Stanley Japan
November 2003	Corporate Executive Officer and Vice Chairman, Shinsei Bank, Limited
June 2004	Vice Chairman and Director, Shinsei Bank, Limited

Exhibit A - 8

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Friday, December 10, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on December 2, 2004 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	December 10, 2004
2.	Total number of Stock Acquisition Rights to be issued:	25 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	25,000 common shares of Shinsei Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	697,000 yen per 1 Stock Acquisition Right (697 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding December 10, 2004 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	17,425,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	349 yen per share
7.	Exercise period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004

(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Provides DIP Financing to Discount Store KIMURAYA

Tokyo (Wednesday, November 17, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it has established 2 billion yen of Debtor-in Possession (DIP) financing for KIMURAYA Co., Ltd. ("Kimuraya"), a discount store chain in the Tokyo area. Currently under bankruptcy protection, Kimuraya will use the funds to continue operations through the upcoming year-end and holiday shopping season.

Kimuraya filed for bankruptcy protection with the Tokyo District Court under the Corporate Rehabilitation Law on September 13, 2004. Shinsei Bank was assigned as a financial advisor and is assisting with the sponsor selection process. More than ten companies made bids to be Kimuraya's sponsor, and Shinsei Bank has narrowed down the candidates to several companies. By providing DIP financing, Shinsei Bank is also supporting Kimuraya's revitalization efforts in its funding.

Shinsei Bank established its Corporate Business Solution Sub-Group in March 2003 to help corporations with business rehabilitation needs. Leveraging the Bank's healthy balance sheet, this group provides a diverse range of financial solutions to support customers like Kimuraya to revitalize their businesses and bring them out of legal bankruptcy.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-2

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)
Rakuten Securities, Inc.

Agreement Between Shinsei Bank and Rakuten Securities Toward Alliance for Securities Brokerage Agent Business

Tokyo (Thursday, November 25, 2004) – Shinsei Bank, Limited ("Shinsei Bank") and Rakuten Securities, Inc. ("Rakuten Securities") announced today that the two firms reached an agreement to start negotiations toward an alliance for securities brokerage agent business, which banks will be allowed to enter from December 2004.

1. Background

Shinsei Bank has developed and is offering a new type of retail banking products and services, unconstrained by conventional banking practices. Rakuten Securities has built up a strong position in the online brokerage market, as a member of the Rakuten Group, which has successfully developed a new business model based on Internet services.
Shinsei Bank and Rakuten Securities, based on similar corporate philosophies to provide customer-focused products and services and management styles emphasizing speed and flexibility, will develop services to meet Shinsei Bank customers' needs for stock trading.

2. Planned Service Offering

Shinsei Bank and Rakuten Securities will work toward developing a stock trading capability for Shinsei Bank *PowerFlex* account holders through the Shinsei *PowerDirect* Internet banking service. The highlights of this service are as follows:

(1) Opening Rakuten Securities account through Shinsei *PowerDirect* without visiting branches
(2) Easy and smooth stock transactions, such as placing buy/sell orders and inquiring balances, through Shinsei *PowerDirect*
(3) Credit and debit of funds through Shinsei *PowerFlex* savings account

The Shinsei *PowerFlex* account provides various financial products including Yen and foreign currency deposits and mutual funds. With the new stock trading capability, *PowerFlex* customers will be able to have more investment choices. Shinsei Bank and Rakuten Securities target to deliver the new service after January 2005 following a definitive agreement.

Shinsei Bank, Limited

Restarted as a new bank in March 2000, Shinsei Bank has focused on the investment banking and retail banking businesses to diversify and stabilize revenue streams while improving asset quality and strengthening financial fundamentals.
Since June 2001, Shinsei Bank has provided new retail banking services based on channels including the Internet, ATM, Call Center and Financial Centers (branches). The innovative banking services and financial products such as 24x7 free-of-charge ATM service and business hours until 7 p.m. on weekdays have received positive response from customers, and as a result, the Bank's retail customer base has reached over one million accounts in three years.

Rakuten Securities Inc.

Rakuten Securities was launched in March 1999 as the first Internet-only securities firm at Japan. It became a member of the Rakuten Group in November 2003. It is ranked the third for market trading amount among Internet-only securities firms, and has about 207,000 accounts as of October 2004.
The number of products is the most among Internet-only securities firms. Products include Chinese stocks, U.S. stocks, foreign-exchange transactions with guaranty money deposited, Nikkei 225 index futures, options, covered warrants, IPOs, mutual funds, entertainment investment as well as Japanese stocks and margin trading.
The above services are offered via the Web, mobile phone and call center. The exclusive PC software, "Market Speed", is the top real-time trading tools among Internet-only securities firms and used by more than 50,000 people.

******

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Revision of Annual Forecast of Aplus, Consolidated Subsidiary of Shinsei Bank

Tokyo (Friday, November 26, 2004) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, today announced its revised annual forecast for fiscal 2004 ending March 31, 2005 along with its interim financial results for the six month period ended September 30, 2004.

The revision of the annual forecast and the interim results are summarized in English as follows:

Aplus' forecast for FY2004 (consolidated)

	After revision	Before revision(※)
Revenue	97.5 billion yen	108.0 billion yen
Ordinary income	5.0 billion yen	4.5 billion yen
Net income (loss)	(261.7) billion yen	2.5 billion yen

(※) previously announced on May 21, 2004.

Aplus' forecast for FY2004 (non-consolidated)

	After revision	Before revision(※)
Revenue	97.0 billion yen	107.5 billion yen
Ordinary income	4.5 billion yen	3.5 billion yen
Net income (loss)	(261.8) billion yen	1.8 billion yen

(※) previously announced on May 21, 2004.

These revisions reflect a series of business and accounting actions Aplus took after it announced business and capital alliance with Shinsei Bank on September 3, 2004. The actions includes disposition of non-core businesses, accounting changes in revenue recognition, increased credit reserves and re-evaluation of fixed assets. Aplus had announced these actions on September 3, 27 and November 5, 2004.

Aplus' consolidated interim results for six month period ended September 30, 2004 (with comparison)

Income statements

(Billions of yen)

	Interim FY2004 4/2004-9/2004 (Six months)	Interim FY2003 4/2003-9/2003 (Six months)	FY2003 4/2003-3/2004 (Twelve months)
Revenue	48.714	53.198	107.095
Business income	1.612	1.761	3.438
Ordinary income	1.761	1.958	3.908
Net income (loss)	(264.768)	0.605	1.483

Balance sheets

(Billions of yen)

	9/2004	9/2003	3/2004
Total assets	1,662.546	1,854.014	1,841.947
Shareholders' equity	(180.990)	50.311	50.752

Cash flows

(Billions of yen)

	Interim FY2004 4/2004-9/2004 (Six months)	Interim FY2003 4/2003-9/2003 (Six months)	FY2003 4/2003-3/2004 (Twelve months)
Cash flows from operating activities	64.738	52.528	57.520
Cash flows from investing activities	5.223	(3.242)	(7.295)
Cash flows from financing activities	17.028	(28.721)	(56.615)
Cash at end of period	173.816	113.921	86.825

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, December 1, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective December 1, 2004:

1. Organizational Changes in the Finance Group
   (1) The Financial and Regulatory Accounting Division has been renamed to the Regulatory Accounting Division. The Financial Accounting Division has been newly created to take over the financial accounting function of the former Financial and Regulatory Accounting Division.
   (2) The Investor Planning Division has been renamed to the Financial Projects Division.

2. Effective Date
   December 1, 2004

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces 3rd Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Thursday, December 2, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced that at a meeting held today, its Board of Directors approved the third issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Japanese Commercial Code at the fourth Annual General Meeting of Shareholders held on June 24, 2004. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	December 10, 2004
2.	Total number of Stock Acquisition Rights to be issued:	25 Stock Acquisition Rights (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	25,000 common shares of Shinsei Bank
4.	Issue price of stock options:	Free of charge
5.	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on December 10, 2004
6.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on December 10, 2004
7.	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on December 10, 2004) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.
8.	Number of people to whom Stock Acquisition Rights are offered and their details:	1 employee of Shinsei Bank
9.	Exercise period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004

(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Exhibit B-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For immediate release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Interim Dividend Payment for FY2004

Tokyo (Thursday, December 2, 2004) --- Shinsei Bank, Limited. ("Shinsei Bank") announced that its Board of Directors meeting held on December 2, 2004, today, approved the resolution of interim dividend payment for FY2004 ending March 31, 2005. The details are as follows:

Shinsei Bank will pay interim dividends to its stockholders or pledges who are registered or recorded on the list of shareholders as of September 30, 2004.
Non-consolidated net income for the 1st half of FY2004 was ¥37.3 billion.

1. Interim dividend (Reference)

	1st half of FY2004		1st half of FY2003	Full year FY2003
	Interim dividend (Per share)	Interim dividend (Total amount)	Interim dividend (Per share)	Annual dividend (Per share)
Class A preferred shares	6.50 yen	484,432,000 yen	6.50 yen	13.00 yen
Class B preferred shares	2.42 yen	1,452,000,000 yen	2.42 yen	4.84 yen
Common shares	1.29 yen	1,752,508,732 yen	1.11 yen	2.22 yen

2. The effective date of a payment claim and the starting date of interim dividend payment
   Friday, December 10, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Exhibit B-7

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Make Preliminary Nomination of New CEO Candidate

Tokyo (Thursday, December 2, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced that the Board of Directors agreed to recommend Thierry Porté to be Shinsei Bank's new President and CEO, and Masamoto Yashiro to be their new Chairman of the Board at the board meeting held on December 1, 2004 (New York Time). These management changes are subject to approval by the Board at a board meeting scheduled to be held after the forthcoming annual general meeting of shareholders in late June 2005 (the "Next Annual Shareholders Meeting").

Shinsei Bank also announced that its Nomination Committee held on the same day prior to the board meeting made preliminary nominations of some of director candidates as a part of the proposal to the Next Annual Shareholders Meeting. Details of the changes are as follows:

	[New Title]	[Current Title]
Masamoto Yashiro	Director, Chairman of the Board (Note)	Director, Representative Statutory Executive Officer, Chairman and President, Chief Executive Officer
Thierry Porté	Director, Representative Statutory Executive Officer, President, Chief Executive Officer (Note)	Director, Representative Statutory Executive Officer, Vice Chairman

(Note) The appointment of the both will be subject to a resolution at the Next Annual Shareholders Meeting as Directors. Their new titles will need to be approved at the first meeting of the Board of Directors to be held after the Next Annual Shareholders Meeting.

"Thierry Porté has very good knowledge and experience in Japanese businesses and will no doubt contribute to the further improvement of Shinsei Bank's performance through rigorous pursuit of Shinsei's strategies, " said Masamoto Yashiro, Chairman, President and CEO of Shinsei Bank. "I am confident that he will grow Shinsei Bank further with his strong leadership."

Masamoto Yashiro will resign as the Representative Statutory Executive Officer, President and CEO at the end of the first meeting of the Board of Directors which will be held after the Next Annual Shareholders Meeting. He will remain as a director and Chairman of the Board of Shinsei Bank.

To clarify the segregation between management and its supervision, the "Chairman of the Board" will be designated to preside at meetings of the Board of Directors. The proposal for a partial revision of the Articles of Incorporation to that effect will be submitted to the Next Annual Shareholders Meeting.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Personal History

Name	Thierry Porté
Date of birth	June 28, 1957
Education	June 1978
	Graduated from *magna cum laude*, Economics, Harvard College
	June 1982
	Received M.B.A from Harvard Business School, with high distinction

Professional Career

September 1979	Joined Morgan Stanley, New York
January 1991	Managing Director, Morgan Stanley
September 1995	President, Morgan Stanley Japan
November 2003	Corporate Executive Officer and Vice Chairman, Shinsei Bank, Limited
June 2004	Vice Chairman and Director, Shinsei Bank, Limited

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Friday, December 10, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on December 2, 2004 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	December 10, 2004
2.	Total number of Stock Acquisition Rights to be issued:	25 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	25,000 common shares of Shinsei Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	697,000 yen per 1 Stock Acquisition Right (697 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding December 10, 2004 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	17,425,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	349 yen per share
7.	Exercise period of Stock Acquisition Rights	From July 1, 2006 to June 23, 2014

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders: May 28, 2004

(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Report on Purchase of Common Shares dated December 1, 2004

A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in November 2004.